EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Nine Months Ended
                                            February 28,
                                        ___________________

                                        2006           2005
                                        ____           ____

                                           (in millions)

Net income                           $1,059.2         $862.1
Income taxes                            571.2          459.8
                                       ______         ______

Income before income taxes            1,630.4        1,321.9
                                       ______          _____

Add fixed charges
      Interest expense (A)               36.3           29.1
      Interest component of leases (B)   62.2           57.3
                                       ______         ______

Total fixed charges                      98.5           86.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $1,728.9       $1,408.3
                                     ========       ========
Ratio of earnings to total fixed
      charges                            17.6           16.3
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.